Exhibit 99.2

Tritium Receives Nasdaq Delisting Determination

March 21, 2024

BRISBANE, Australia, March 21, 2024 (GLOBE NEWSWIRE) -- Tritium DCFC Limited (Nasdaq: DCFC) (“Tritium” or the “Company”), a global developer and manufacturer of direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announced that on March 15, 2024 the Company received a delisting determination notice (the “Delisting Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”).

As previously reported, on October 12, 2023 the Company received an initial notice (“the Deficiency Notice”) from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) because the bid price of the Company’s ordinary shares trading on the Nasdaq Global Market had closed below $1.00 per share for the previous 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided a period of 180 calendar days, or until April 9, 2024, to regain compliance with the Minimum Bid Price Requirement.

On March 15, 2024, the Company received the subsequent Delisting Notice from Nasdaq notifying the Company that, as of March 15, 2024, the Company's ordinary shares had a closing bid price of $0.10 or less for ten consecutive trading days and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to begin the process to delist the Company's common stock from the Nasdaq Global Market. The Delisting Notice provided that the Company had an opportunity to appeal Nasdaq's decision.

On March 22, 2024, the Company intends to submit a request for a hearing before the Nasdaq Hearings Panel to appeal the Delisting Notice. The Company simultaneously is holding an extraordinary general meeting of shareholders on March 22, 2024 to vote upon a reverse stock split on the basis that every two-hundred (200) ordinary shares of the Company’s stock (the “Shares”) be consolidated into one (1) Share, with the consolidation to take effect upon the completion of administrative procedures pursuant to listing exchange requirements with an anticipated effective date of April 1, 2024.

About Tritium

Founded in 2001, Tritium (NASDAQ: DCFC) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

Forward Looking Statements

This press release includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future, including those that relate to the Company’s share price and good standing with Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Media Contact

Nathan Dunlop

media@tritiumcharging.com